May 29, 2014

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 3720

Washington, D.C. 20549

RE:	Sirius XM Holdings Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 4, 2014

File No. 001-34295

Dear Mr. Spirgel:

At the Staff’s request, below is an additional response to question 1 in the comment letter, dated April 7, 2014, relating to the Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”) of Sirius XM Holdings Inc. (“we,” “our,” or the “Company”) filed on February 4, 2014. To assist your review, we have retyped the text of the Staff’s comment and our initial response dated April 14, 2014 in italics below, and provided our additional response. This response also includes a technical reference revision to the additional response dated May 27, 2014 for question 4.

Form 10-K for the fiscal year ended December 31, 2013

Consolidated Financial Statements for the Years Ended December 31, 2013, 2012, and 2011

Financial Statements

1.	We note that the consolidated financial statements of Sirius XM Holdings Inc. retroactively reflect the November 15, 2013 corporate reorganization. As it appears as though these consolidated financial statements of Sirius XM Holdings Inc. were filed to comply with Rules 3-01(a) and 3-02(a) of Regulation S-X, tell us why you have included the consolidated financial statements of Sirius XM Radio, Inc. in this document.

Mr. Larry Spirgel Assistant Director Securities and Exchange Commission	2	May 29, 2014

Response:

Prior to the November 15, 2013 corporate reorganization, Sirius XM Radio Inc. was a registrant pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Consequently, certain of Sirius XM Radio Inc.’s debt holders referred to below invested in Sirius XM Radio Inc. at a time when it was a reporting company, and have benefitted from its public disclosure in SEC filings, which included its consolidated financial statements. Consistent with the approach taken by other registrants with securities held at both the parent and subsidiary levels that file joint Exchange Act reports, Sirius XM Holdings Inc. has continued to include the consolidated financial statements of Sirius XM Radio Inc. for the benefit of the investors in Sirius XM Radio Inc.

Additionally, we included the consolidated financial statements of Sirius XM Radio Inc. in the Form 10-K in order to comply with the reporting obligations in the indentures governing Sirius XM Radio Inc.’s 7% Exchangeable Senior Subordinated Notes due 2014, 4.25% Senior Notes due 2020, 5.875% Senior Notes due 2020, 5.75% Senior Notes due 2021, 5.25% Senior Notes due 2022 and 4.625% Senior Notes due 2023.

We believe that this approach provides additional transparency to our debt holders and complies with the covenants contained in the indentures.

Additional Response:

We confirm we will not include the consolidated financial statements of Sirius XM Radio Inc. in Sirius XM Holdings Inc.’s future quarterly and annual SEC filings.

Mr. Larry Spirgel Assistant Director Securities and Exchange Commission	3	May 29, 2014

Note 13 Debt, page F-33

4.	We note that you carry your 7% Exchangeable Senior Subordinated Notes due 2014 at amortized cost in the balance sheet of Sirius XM Holdings Inc. As the November 15, 2013 corporate reorganization appears to have been, in substance, a change in capital structure, tell us why you carry these exchangeable notes at fair value in the consolidated balance sheet of Sirius XM Radio Inc. Tell us why you have recognized the $466.8 million change in the fair value of these exchangeable notes in the results of Sirius XM Radio Inc.

Response:

The creation of Sirius XM Holdings Inc. resulted in a change in our capital structure. Each share of common stock of Sirius XM Radio Inc. issued and outstanding immediately prior to the effective time of the reorganization was cancelled and extinguished and converted automatically into a share of common stock of Sirius XM Holdings Inc. All of our outstanding debt, including the 7% Exchangeable Senior Subordinated Notes due 2014, remain an obligation of Sirius XM Radio Inc.

As a result of the reorganization, the 7% Exchangeable Senior Subordinated Notes due 2014 are now exchangeable into the common stock of Sirius XM Holdings Inc. Due to this significant change in the accounting structure of the Notes, the Company believes there is a new accounting basis to the Notes in the stand-alone financial statements, and therefore, the stand-alone financial statements reflect the fair value of the entire instrument and any change in the fair value will be recorded in the results of operations in the stand-alone financial statements of Sirius XM Radio Inc. and eliminated in the Sirius XM Holdings Inc.’s consolidated financial statements.

Additional Response (as revised on May 29, 2014):

After the reorganization, the 7% Exchangeable Senior Subordinated Notes due 2014 (the “Exchangeable Notes”) are exchangeable into the Sirius XM Holding Inc.’s (“Holdings”) common stock, and not Sirius XM Radio Inc.’s (“Sirius XM”) common stock. This created an embedded conversion option that does not meet the scope exception contained in ASC 815-10-15-74, Derivatives and Hedging – Scope and Exceptions, and therefore should be separately accounted for as a derivative in Sirius XM’s standalone financial statements. The Exchangeable Notes when recorded in the consolidated financial statements of Holdings are indexed to its common stock and therefore will be recorded in its consolidated balance sheet at its carrying value.

In Sirius XM’s financial statements, the company had the ability to choose to account for the embedded derivative under ASC 815-15-25-1, Derivatives and Hedging, or fair value the financial instrument in accordance with ASC 820-10, Fair Value Measurement, or ASC 815-15-25-5, Fair Value Election for Hybrid Instruments.

Mr. Larry Spirgel Assistant Director Securities and Exchange Commission	4	May 29, 2014

Accounting as an Embedded Derivative under ASC 815-15-35

The embedded conversion option would be separated from a debt host contract and accounted for as a derivative instrument at fair value in accordance with the guidance provided by ASC 815 as if it were freestanding. The remaining host contract should be accounted for under GAAP applicable to the respective instruments, noting that the sum of the fair values of the host contract component and the embedded derivative shall not exceed the overall fair value of the hybrid instrument (See ASC 815-15-35-3).

If the embedded derivative was recorded at fair value as of the date of the reorganization, it would have significantly reduced the carrying amount of the host contract, the Exchangeable Notes. The remaining old host contract then would be accreted up to its par amount over time until the first conversion option date, or maturity, whichever occurs first.

Accounting under the Fair Value Election

ACS 815-15-25-5 allows Sirius XM to elect to carry the entire hybrid financial instrument that otherwise would require bifurcation at fair value. The fair value election is irrevocable and must be made on an instrument-by-instrument basis, applied to the entire hybrid financial instrument and supported by concurrent documentation or by a previously established documented policy for automatic election. If the fair value option is elected, changes in fair value would be recognized in earnings. Companies may elect fair-value measurement when the hybrid financial instrument is acquired or issued or when a previously recognized hybrid financial instrument is subject to a remeasurement (i.e., new basis) event.

The Exchangeable Notes were not modified. The reorganization, and the resulting creation of Holdings, resulted in the Exchangeable Notes being exchangeable into Holdings’ common stock instead of Sirius XM’s common stock. The transaction did not result in an extinguishment of the debt instrument under US GAAP in the consolidated financial statements of Holdings or in the separate stand-alone consolidated financial statements of Sirius XM (since no other terms of the instrument were changed). The reorganization did change the instrument substantially in the stand-alone consolidated financial statements of Sirius XM and resulted in a new accounting basis of the Exchangeable Notes, thus making the instrument eligible for the fair value option at the date of remeasurement.

We have elected to carry the entire hybrid financial instrument, that otherwise would require bifurcation, at fair value in Sirius XM’s consolidated financial statements. Any future change in fair value will be recognized in earnings of Sirius XM.

Mr. Larry Spirgel Assistant Director Securities and Exchange Commission	5	May 29, 2014

*          *          *

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions concerning the responses to the Staff’s comment letter may be directed to me by telephone at (212)-584-5170 or by fax at (212)-584-5252.

Sincerely,

/s/ David J. Frear

David J. Frear
Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission

Robert Shapiro, Staff Accountant

Joseph M. Kempf, Senior Staff Accountant

Robert S. Littlepage, Accounting Branch Chief